SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49466

[redacted]

05039292

FACING PAGE

Information Required of Brokers and Dealers Pur[illegible]
Securities Exchange Act of 1934 and Rule 1[illegible]

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

3000 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities LLC, as of December 31 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

(A wholly-owned subsidiary of Newcourt Capital USA,
whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2004

CIT Capital Securities LLC
(A wholly owned subsidiary of Newcourt Capital USA Inc.)
Index
December 31, 2004

Page(s)

Financial Statements

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in Member's Capital, and of cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Newcourt Capital USA Inc., which is a wholly-owned subsidiary of Newcourt Credit Group USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 5 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2005

CIT Capital Securities LLC
(A wholly owned subsidiary of Newcourt Capital USA Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 5,938,620
Total assets	$ 5,938,620
Liabilities and Member's Capital	
Due to Affiliates (Note 5)	$ 1,535,834
Total liabilities	1,535,834
Member's Capital	
Contributed capital	$ 5,156,850
Accumulated deficit	(754,064)
Total Member's capital	4,402,786
Total liabilities and Member's Capital	$ 5,938,620

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of Newcourt Capital USA Inc.)
Statement of Income
Year Ended December 31, 2004

Revenues	
Private placement and advisory fees (Note 5)	$ 4,598,992
Expenses	
Operating and administrative expenses (Note 5)	7,192,290
Commissions	1,147,248
Regulatory expenses	22,652
	8,362,190
Net loss before income taxes	(3,763,198)
Income tax benefit (Note 6)	1,415,515
Net loss	$(2,347,683)

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of Newcourt Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2004

	Common Stock		Additional		Accumulated	Total
	# Shares	Par Value	Paid-in Capital	Contributed Capital	Earnings (Deficit)	Member's Capital
Balance, December 31, 2003	100	1	$ 656,849		$ 1,593,619	$2,250,469
Conversion from Corporation to LLC	(100)	(1)	(656,849)	$ 656,850	-	-
Net income (loss)	-	-	-	-	(2,347,683)	(2,347,683)
Capital contribution	-	-	-	4,500,000	-	4,500,000
Balance, December 31, 2004	-	-	$ -	5,156,850	(754,064)	4,402,786

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of Newcourt Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$(2,347,683)
Adjustments to reconcile net loss to net cash used for operating activities	
Increase in amount due to affiliates	1,122,010
Decrease in accounts receivable	104,356
Cash flows used for operating activities	(1,121,317)
Cash flows from financing activities	
Cash received for capital contributions	4,500,000
Cash flows provided by financing activities	4,500,000
Increase in cash for the year	3,378,683
Cash at	
Beginning of year	2,559,937
End of Year	$ 5,938,620

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of Newcourt Capital USA Inc. ("Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively "Affiliates". The Company was formerly named Newcourt Capital Securities, Inc. The Company's name was changed to Cap-Syn Corp in July 2003, to CIT Capital Securities, Inc. in August 2003. Effective March 31, 2004, CIT Capital Securities, Inc was converted into a limited liability company, (LLC). Upon this conversion, Capital Stock ($1), Capital Surplus ($656,849), and Retained Earnings ($615,949) were combined and converted into Member's Capital, and the Company's name was changed to CIT Capital Securities LLC in March 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company arranges the private placement of securities by third-party issuers and acts as an agent in the distribution of securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash
The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $100,000. The Company's cash balance as of December 31, 2004 exceeds the balance insured by the FDIC in the amount of $5,838,620.

Private Placement and Advisory Fees,
Fees are recognized when transactions are completed.

Income Taxes
The Company is included in the consolidated federal income tax return filed by CIT. Federal income taxes are calculated as if the Company files on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $4,402,786, which was $4,300,397 in excess of its required capital of $102,389. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.35 to 1.

4. Capital Contribution

During 2004 in accordance with the capital contribution agreement between the Company and its Parent, Newcourt Capital USA Inc. made capital contributions to the Company in the amount of $4,500,000.

5. Related Party Transactions

The Company signed a new cost sharing agreement with the Parent dated May 21, 2004 terminating the previous service agreement. Under this new agreement, the Company is obligated to pay a monthly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management and allocated to each month based on estimates made by the management of the Parent of the value of the services provided. During the year ended December 31, 2004, the Company incurred $7,080,000 in expenses related to this agreement. The Parent also incurs certain other administrative, regulatory and other expenses on behalf of the Company. During 2004, $118,873 of such expenses were incurred and passed down to the Company.

Commissions are recognized based on a percentage of advisory and private placement fees determined by the Parent.

At December 31, 2004, the amount due to Affiliates was $1,535,834 payable in less than one year with zero percent interest.

During the year ended December 31, 2004, the Company received $4,598,992 in advisory fees and private placement fees in conjunction with private placement offerings on behalf of its affiliates.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by CIT. Federal income taxes are calculated as if the Company filed a separate federal income tax return. Pursuant to a tax-sharing agreement with CIT, the Company pays Federal taxes to CIT as though it filed a separate income tax return. The Company pays State taxes to CIT as if it were included in the combined return.

Also, pursuant to the agreement, CIT reimburses the Company for tax benefits in the period in which CIT is able to utilize such tax benefits on its consolidated tax return.

Federal and state income tax benefits for the year were $1,264,137 and $151,378, respectively.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense or benefit is shown in the following table:

	Percentage of Pretax Income
Expected income tax expense at U.S. Statutory Tax Rate	35 %
Increase due to state taxes, net of federal income tax benefit	3 %
Effective tax rate	38 %

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital	
Total member's capital	$ 4,402,786
Aggregate Indebtedness	
Total liabilities	$ 1,535,834
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 102,389
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 102,389
Net capital in excess of requirement	$ 4,300,397
Ratio of aggregate indebtedness to net capital	0.35

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 3,773,272
Subsequent Adjustment to Income Tax Benefit for the year ended December 31, 2004	629,514
Net capital per above	$ 4,402,786

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
CIT Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of CIT Capital Securities LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2005